

August 11, 2022

Zhiwei Xu
Chief Executive Officer
Jowell Global Ltd.
2nd Floor, No. 285 Jiangpu Road
Yangpu District, Shanghai, China 200082

> **Re: Jowell Global Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed July 27, 2022**
> **File No. 333-264109**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed July 27, 2022

Cover page

1. We note your response to comment 1 and reissue it. In this regard, we note that your disclosure on the cover page and page 1 describe current PRC laws and regulations as "prohibit[ing] foreign investment to own more than 50% equity interest of the value-added telecommunication companies ..." Please revise to clearly state that Chinese law prohibits direct foreign investment in your operating companies.

       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.